EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2020, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 21,745
Interest-bearing balances		123,531
Securities:
Held-to-maturity securities		169,848
Available-for-sale securities		242,111
Equity Securities with readily determinable fair value not held for trading		122

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		82
Securities purchased under agreements to resell		58,438
Loans and lease financing receivables:
Loans and leases held for sale		14,855
Loans and leases, net of unearned income	968,033
LESS: Allowance for loan and lease losses	10,893
Loans and leases, net of unearned income and allowance		957,140
Trading Assets		58,848
Premises and fixed assets (including capitalized leases)		11,733
Other real estate owned		235
Investments in unconsolidated subsidiaries and associated companies		13,202
Direct and indirect investments in real estate ventures		12
Intangible assets		32,598
Other assets		59,196

Total assets		$1,763,696

LIABILITIES
Deposits:
In domestic offices		$1,403,302
Noninterest-bearing	452,458
Interest-bearing	950,844
In foreign offices, Edge and Agreement subsidiaries, and IBFs		44,243
Noninterest-bearing	858
Interest-bearing	43,385
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		2,055
Securities sold under agreements to repurchase		6,389

Dollar Amounts In Millions

Trading liabilities	15,841
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	76,704
Subordinated notes and debentures	12,499
Other liabilities	32,411

Total liabilities	$1,593,444

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,728
Retained earnings	54,130
Accumulated other comprehensive income	844
Other equity capital components	0

Total bank equity capital	170,221
Noncontrolling (minority) interests in consolidated subsidiaries	31

Total equity capital	170,252

Total liabilities, and equity capital	$1,763,696

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

John R. Shrewsberry

Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

Directors

Maria R. Morris

Theodore F. Craver, Jr.

Juan A. Pujadas